FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Geddes, Ray Arthur
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    October, 1999

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Chairman of the Board of Directors

TABLE I Non-Derivative Securities Acquired, Disposed Of, or Benefically Owned

1.  Title of Security (Instr. 3)

    Line 1-Common Stock
    Line 2-Common Stock
    Line 3-Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1-October 19, 1999
    Line 2-October 19, 1999
    Line 3-October 19, 1999

3.  Transaction Code (Instr. 8)

    Line 1-Code: S
    Line 2-Code: S
    Line 3-Code: S

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Amount: 12,000 shares; A or D: Disposed; Price: $3.25 per share Line 2 - Amount: 1,000 shares; A or D: Disposed; Price: $3.50 per share Line 3 - Amount: 500 shares; A or D: Disposed; Price: $3.38 per share

5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

    Line 1 - 547,612 Shares

6.  Ownership Form:  Direct (D) or Indirect (I)  (Instr. 4)

      9,411 Shares Direct
    538,201 Shares Indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    Limited Partnership of which Mr. Geddes is the General Partner.


TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Options

2.  Conversion or Exercise Price of Derivative Security

     N/A

3.  Transaction Date (Month/Day/Year)

     N/A

4.  Transaction Code (Instr. 8)

     N/A

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     N/A

6.  Date Exercisable and Expiration Date (Month/Day/Year)

     N/A

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

     N/A

8.  Price of Derivative Security (Instr. 5)

     N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    Line 1 - 571,393 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    Direct

11. Nature of Indirect Beneficial Ownership  (Instr. 4)

    N/A


Explanation of Responses:  None

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)




/s/ Ray A. Geddes                                       November 10, 1999
**Signature of Reporting Person                            Date